FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 8, 2006

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

o o o o o o o o o o o o
1. o	Taiwan Stock Exchange filing entitled, “The Board resolution to indirectly invest in Darwin Precisions (Xiamen) Corp., a newly-established company in Mainland China”, dated February 8, 2006.o
2. o	Taiwan Stock Exchange filing entitled, “The Board resolution to modify the investment plan in Darwin Precisions (Suzhou) Corp.”, dated February 8, 2006.o
3. o	Taiwan Stock Exchange filing entitled, “The Board resolution to modify the investment plan in AU Optronics (Suzhou) Corp.”, dated February 8, 2006.o
4. o	Press release entitled, ” AU Optronics reports 4Q2005 results”, dated February 8, 2006.o
5. o	Press release entitled, ” AU Optronics January 2006 Sales Total at NT$22.2 Billion”, dated February 8, 2006.o
6. o	Investor Conference Materials entitled, “AU Optronics Corp. Fourth Quarter 2005 Results”, dated February 8, 2006.o

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: February 8, 2006	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
February 8, 2006
English Language Summary

Subject:	The Board resolution to indirectly invest in Darwin Precisions (Xiamen) Corp., a newly-established company in Mainland China.

Regulation:	Published pursuant to Article 2-10 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2006/02/08

Content:

1. 1.Date of occurrence of the event: 2006/02/08

2.Method of the present increase (decrease) in investment: Indirect investment through an offshore entity.

3.Transaction volume, price per unit, and total monetary amount of the transaction: Total amount of US$ 15 million.

4.Company name of the invested mainland Chinese company: Darwin Precisions (Xiamen) Corp.

5.Paid-in capital of said invested mainland Chinese company: 0

6.Amount of new capital increment currently planned by said invested mainland Chinese company: US$ 30 million.

7.Main business items of said invested mainland Chinese company: The production and sale of modules and its key components.

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

11.Amount of actual investment to date in said invested mainland Chinese company: 0

12.Counterparty to the transaction and its relationship to the Company: The Company's subsidiary

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A

15.Gain (or loss) on disposal: N/A

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: N/A

18.Broker: N/A

19.Concrete purpose of the acquisition or disposal: Long term investment

20.Do the directors have any objection to the present transaction? : No

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 188.5 million

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 10.32%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 2.05%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 4.18%

25.Total amount of actual investment in the mainland China area to date: US$ 173.5 million

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 9.50%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 1.89%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 3.84%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

   Recognized profits/(losses):
   2005: US$44,979 thousand
   2004: US$28,120 thousand
   2003: US$18,890 thousand

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

32.Any other matters that need to be specified: N/A

Item 2

AU Optronics Corp.
February 8, 2006
English Language Summary

Subject:	The Board resolution to modify the investment plan in Darwin Precisions (Suzhou) Corp.

Regulation:	Published pursuant to Article 2-10 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2006/02/08

Content:

1.Date of occurrence of the event: 2006/02/08

2.Method of the present increase (decrease) in investment: Indirect investment through an offshore entity

3.Transaction volume, price per unit, and total monetary amount of the transaction: Total amount of US$ 5 million (The Board meeting, held on Dec. 8, 2005, originally resolved to invest US$ 9.5 million)

4.Company name of the invested mainland Chinese company: Darwin Precisions (Suzhou) Corp.

5.Paid-in capital of said invested mainland Chinese company: US$ 5 million

6.Amount of new capital increment currently planned by said invested mainland Chinese company: US$ 10 million

7.Main business items of said invested mainland Chinese company: The production and sale of modules and its key components

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB 40,398 thousand

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: 0

11.Amount of actual investment to date in said invested mainland Chinese company: US$ 2,500 thousand

12.Counterparty to the transaction and its relationship to the Company: The Company's subsidiary

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A

15.Gain (or loss) on disposal: N/A

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: N/A

18.Broker: N/A

19.Concrete purpose of the acquisition or disposal: Long term investment

20.Do the directors have any objection to the present transaction? : No

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 178.5 million

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 9.77%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 1.94%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 3.95%

25.Total amount of actual investment in the mainland China area to date: US$ 173.5 million

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 9.50%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 1.89%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 3.84%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

Recognized profits/(losses):
2005: US$44,979 thousand
2004: US$28,120 thousand
2003: US$18,890 thousand

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

32.Any other matters that need to be specified: N/A

Item 3

AU Optronics Corp.
February 8, 2006
English Language Summary

Subject:	The Board resolution to modify the investment plan in AU Optronics (Suzhou) Corp.

Regulation:	Published pursuant to Article 2-10 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2006/02/08

Content:

1.Date of occurrence of the event: 2006/02/08

2.Method of the present increase (decrease) in investment: Indirect investment through an offshore entity

3.Transaction volume, price per unit, and total monetary amount of the transaction: Total amount of US$ 70 million (The Board meeting, held on Oct. 27, 2004, originally resolved to invest US$ 50 million)

4.Company name of the invested mainland Chinese company: AU Optronics (Suzhou) Corp.

5.Paid-in capital of said invested mainland Chinese company: US$170 million

6.Amount of new capital increment currently planned by said invested mainland Chinese company: US$ 70 million

7.Main business items of said invested mainland Chinese company: TFT-LCD module's production and assembly

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB 1,775,047 thousand

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB 185,674 thousand

11.Amount of actual investment to date in said invested mainland Chinese company: US$170,000 thousand

12.Counterparty to the transaction and its relationship to the Company: The Company's subsidiary

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A

15.Gain (or loss) on disposal: N/A

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: N/A

18.Broker: N/A

19.Concrete purpose of the acquisition or disposal: Long term investment

20.Do the directors have any objection to the present transaction? : No

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 243.5 million

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 13.33%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 2.65%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 5.93%

25.Total amount of actual investment in the mainland China area to date: US$ 173.5 million

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 9.50%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 1.89%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 3.84%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

Recognized profits/(losses):
2005: US$44,979 thousand
2004: US$28,120 thousand
2003: US$18,890 thousand

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

32.Any other matters that need to be specified: N/A

Item 4

News Release

AU OPTRONICS REPORTS 4Q2005 RESULTS

Forth Quarter 2005 Unaudited Consolidated Financial Highlights

  Revenues up 22.3% QoQ to NT$72.8 billion
  Net income up 96.9% QoQ to NT$11.5 billion
  Earnings per share (basic EPS) of $2.02 per common share (US$0.62 per ADS)
  Gross margin improved from 15.6% to 22.2%
  Operating margin reached 17.2%
  EDBITA margin reached 31.3%

Hsin Chu, Taiwan, February 8, 2006 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced unaudited results for 4Q 2005 and FY 2005. For the fourth quarter ended December 31, 2005, AUO’s consolidated revenue reached NT$72.8 billion (*US$2.2 billion), net income NT$11.5 billion, and basic EPS NT$2.02 per common share (US$0.62 per ADS unit).

Gross margin for the fourth quarter improved by 6.6 percentage points to reach 22.2% . This brought operating margin to 17.2% and EDBITA margin reached 31.3% . Mr. Max Cheng, Vice President and Chief Financial Officer of AU Optronics noted that AUO’s delivery of a better than guided 4Q 2005 performance is attributed to the Company’s remarkable market gain on the LCD TV business, strategic product mix, customer portfolio, cost competitiveness, manufacturing capability, advanced technology and innovative designs. TV segment has substantially grown from 22% of revenue in 3Q to 27% in 4Q, attributed to G6’s smooth mass production of 32” and 37” LCD TV’s.

On a sequential comparison, fourth quarter revenue increased 22.3% and net income increased 96.9% . One the year-over-year comparison, fourth quarter results represents a 84.3% increase in revenue, while net income turned from loss of NT$2.2 billion to profit of NT$11.5 billion.

For the year ended 2005, consolidated revenue reached NT$217.4 billion (US$6.6 billion), net income NT$15.6 billion, and basic EPS NT$2.77 per common share (US$0.84 per ADS).

LCD TV market will continue to be the major market driver. Edging forward, the Company’s complete generation fabrication facilities, complete product mix, and its underlying cost-saving structure reflects AUO’s adaptability in this demanding market environment. These unique characteristics will jump-start AUO’s competitive strength over its peers. Especially new generation wide-viewing angle AMVA technology, already

News Release

under production, serves as an ideal solution for HDTV high picture quality needs - an upcoming trend not to be ignored. AU Optronics Taichung site new production lines are market driven specified. G6 fabrication facility (1500x1850mm glass substrate) is expected to deliver 75,000 substrates by 1Q and reach 120,000 by year-end 2006. G7.5 fabrication facility (1950x2250mm glass substrate) expected to commence machine move-in by 2Q 2006 and begin production by year-end with 10,000 substrates capacity.

*Note: US$:NT$ 32.8 o
Conference Call & Webcast Notice:
AUO’s quarterly review conference call will be held at 8:00 pm Taiwan Time (GMT +08:00) on Wednesday, February 8, 2006. The conference call will be available via webcast http://www.auo.com o

About AUO

AU Optronics Corp. (“AUO”) is the world’s third largest manufacturer** of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 13.6%** of global market share and generated revenue of NT$217.4billion (US$6.75 bn)** in 2005. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5 -Generation ) fabrication facility production is scheduled for mass production in 4Q 2006. The Company currently operates one 6th-generation, three 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and a R&D fab specializing in low temperature poly silicon TFT and organic LED. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5” -46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

**As shown on DisplaySearch Quarterly Large-Area TFT-LCD Shipment Report dated Dec 2, 2005. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2005 year end revenue converted by an exchange rate of NTD32.2039:USD1.

Safe Harbour Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced its unaudited consolidated results of operations for FY2005. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form F-3 filed with the United States Securities and Exchange Commission on July 8th, 2005.

#         #         #

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211    Fax: +886-3-5772730    Email: yawenhsiao@auo.com

Item 5

News Release

AU Optronics January 2006 Sales Total at NT$22.2 Billion

Issued by: AU Optronics Corp.
Issued on: February 8, 2006

Hsinchu, Taiwan, February 8, 2006 –

     AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced preliminary consolidated and unconsolidated January 2006 monthly revenues both posted at NT$22,200 million, representing a 9.7% sequential decline. On a year-over-year comparison, January 2006 consolidated revenues increased by 74.8%, while unconsolidated net sales rose by 74.9%.

     Mr. Max Cheng, Vice President and Chief Financial Officer of AUO, noted that lesser working days of Chinese New Year holidays led to a decrease in AUO’s January 2006 shipments by 9.9% as compared to December 2005.

     Shipments of large-sized panels(a) used in desktop monitor, notebook PC, LCD TV and other applications, recorded as 2.99 million units, while shipments of small- and medium-sized panels increased 8.4% sequentially to total 4.72 million units.

(a)	Large-size refers to panels that are 10 inches and above in diagonal measurement while small- and medium-size refers to those below 10 inches

Sales Report: (Unit: NT$ million)
o o o o o o o o o o o o o o o o o o
Net Sales(1) (2) o	Consolidated(3) o	Unconsolidated o
January 2006 o	22,200 o	22,200 o
December 2005 o	24,592 o	24,589 o
M-o-M Growth o	(9.7%) o	(9.7%) o
January 2005 o	12,702 o	12,690 o
Y-o-Y Growth o	74.8% o	74.9% o

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, AU Optronics (Suzhou) Corporation and AU Optronics (Shanghai) Corporation.

#         #         #

2

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world’s third largest manufacturer* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 13.6%* of global market share and generated revenue of NT$217.4billion (US$6.75 bn)* in 2005. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5 -Generation ) fabrication facility production is scheduled for mass production in 4Q 2006. The Company currently operates one 6th-generation, three 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and a R&D fab specializing in low temperature poly silicon TFT and organic LED. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5” -46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT-LCD Shipment Report dated Dec 2, 2005. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2005 year end revenue converted by an exchange rate of NTD32.2039:USD1.

FOR MORE INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730    Email:yawenhsiao@auo.com

Item 6

AU Optronics Corp.
Fourth Quarter 2005 Results
Investor Conference

2005

February 8, 2006

                               Safe Harbor Notice

The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United
States Securities Act of 1933 and Section 21E of the United States Securities
Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of
China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU
Optronics' Annual Report on Form 20-F with respect to the year ended December
31, 2004 filed with the United States Securities and Exchange Commission.

                         Consolidated Income Statement

                                - QoQ Comparison

Amount: NT$ Million Except Per Share Data

                                                                                QoQ
                                          4Q'05(a)            3Q'05(a)        Change %        4Q'04(a)
                                    -----------------------------------------------------------------------
Net Sales                            72,799  100.0%      59,505  100.0%        22.3%       39,495  100.0%
Cost of Goods Sold                  (56,616) (77.8%)    (50,229) (84.4%)       12.7%      (38,113) (96.5%)
                                    -----------------------------------------------------------------------
  Gross Profit                       16,184   22.2%       9,276   15.6%        74.5%        1,383    3.5%
Operating Expenses                   (3,693)  (5.1%)     (3,369)  (5.7%)        9.6%       (3,311)  (8.4%)
                                    -----------------------------------------------------------------------
  Operating Income (Loss)            12,490   17.2%       5,906    9.9%       111.5%       (1,928)  (4.9%)
Net Non-operating Income (Expense)     (554)  (0.8%)        (86)  (0.1%)      541.3%         (206)  (0.5%)
                                    -----------------------------------------------------------------------
  Income (Loss) before Tax           11,936   16.4%       5,820    9.8%       105.1%       (2,134)  (5.4%)
Income Tax Benefit (Expense)          (473)  (0.7%)        (0)  (0.0%)         -          (92)  (0.2%)
Minority Interest in Net Loss
  (Income)                                2    0.0%           1    0.0%        83.8%            0    0.0%
                                    -----------------------------------------------------------------------
  Net Income (loss)                  11,465   15.7%       5,821    9.8%        96.9%       (2,226)  (5.6%)
                                    -----------------------------------------------------------------------
    Basic EPS (NT$)(b)                 2.02                1.05                93.0%        (0.53)

Operating Income + D&A               22,791   31.3%      14,769   24.8%        54.3%        5,183   13.1%

Unit Shipment (MN)(c)
  Large Size Panels                     9.6                 8.0                20.4%          5.5
  Small & Medium Size Panels           15.9                17.6                (9.3%)         9.7

(a)  Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)  Basic EPS were calculated based on total weighted average outstanding shares of 5,639 million shares, 5,574 million shares and 4,803 million shares respectively for 4Q'05, 3Q'05 and 4Q'04.
(c)  Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches

                         Consolidated Income Statement

                                - YoY Comparison

Amount: NT$ Million Except Per Share Data

                                                                           YoY
                                 FY 2005(a)            FY 2004          Change %
                              -----------------  --------------------  ----------
Net Sales                      217,388  100.0%    168,112     100.0%      29.3%
Gross Profit                    29,848   13.7%     39,643      23.6%     (24.7%)
Operating Income                16,989    7.8%     28,607      17.0%     (40.6%)
Income before Tax               16,095    7.4%     28,024      16.7%     (42.6%)
Net Income                      15,627    7.2%     27,963      16.6%     (44.1%)
                              -----------------  --------------------  ----------
Basic EPS (NT$)(b)                2.77               5.82                (52.4%)

Operating Income+D&A(c)         51,482   23.7%     53,917      32.1%      (4.5%)
ROE                               10.9%              25.1%               (56.4%)

Unit Shipment (MN)(c)
  Large Size Panels               30.7               18.9                 62.6%
  Small & Medium Size Panels      54.0               33.3                 62.2%

(a)  Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)  Basic EPS were calculated based on total weighted average outstanding shares of 5,639 million shares and 4,803 million shares respectively for
     2005 and 2004.
(c)  Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches

Consolidated Balance Sheet Highlights

Amount: NT$ Million
                                                           QoQ
                               4Q'05(a)     3Q'05(a)     Change %    4Q'04(a)
                              -----------  -----------  ----------  ----------
Cash & ST Investment             27,850       18,976       46.8%      19,384
Inventory                        19,167       15,806       21.3%      15,885
Short Term Debt(b)                9,833        8,631       13.9%      13,267
Long Term Debt                   83,940       81,696        2.7%      46,334
Equity                          155,819      144,128        8.1%     130,566
Total Assets                    329,796      303,815        8.6%     230,694

Inventory Turnover (Days)(c)         28           28                      44

Debt to Equity                     60.2%        62.7%                   45.6%

Net Debt to Equity                 43.3%        50.6%                   32.0%

(a)  Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)  Short term debt refers to all interest bearing debt maturing within one year
(c)  Annualized, calculated by dividing the average inventory into the cost of goods sold during such period, then multiplying by 365 days

                       Consolidated Cash Flow Highlights

                                - QoQ Comparison

Amount: NT$ Million                                      QoQ
                              4Q'05(a)    3Q'05(a)     Change
                             ----------  ----------  ----------
From Operation                 22,114      11,653      10,461
Net Profit                     11,463       5,820       5,643
Depreciation & Amortization    10,301       8,862       1,439
---------------------------  ----------  ----------  ----------
From Investment               (16,865)    (22,667)      5,802
Capital Expenditure           (17,229)    (21,250)      4,021
---------------------------  ----------  ----------  ----------
From Financing                  3,532      12,021      (8,489)
Debt                            3,532       2,867         665
Equity Issue (ADR)                -        15,594     (15,594)
Cash Dividend                     -        (5,935)      5,935

(a)  Unaudited, prepared by AU Optronics Corp. on a consolidated basis

                       Consolidated Cash Flow Highlights

                                - YoY Comparison

Amount: NT$ Million
                              FY 2005(a)    FY 2004     Change
                             ------------  ---------  ----------
From Operation                    48,006     49,394     (1,388)
Net Profit                        15,621     27,963    (12,342)
Depreciation & Amortization       34,493     25,309      9,184
---------------------------  ------------  ---------  ----------
From Investment                  (82,456)   (87,010)     4,554
Capital Expenditure              (80,652)   (81,869)     1,217
---------------------------  ------------  ---------  ----------
From Financing                    42,966     37,615      5,351
Debt                              33,812     27,306      6,506
Equity Issue (ADR)                15,594     15,967       (373)
Cash Dividend                     (5,935)    (5,208)      (727)

(a)  Unaudited, prepared by AU Optronics Corp. on a consolidated basis

               Consolidated Large Panel Shipments by Application

-    Unaudited, prepared by AU Optronics Corp. on a consolidated basis

-    Large size refers to panels that are 10 inches and above in diagonal measurement

                      Consolidated Revenues by Application

 - Unaudited, prepared by AU Optronics Corp. on a consolidated basis

                            Consolidated Large Panel
                            Shipments & Blended ASP

 - Unaudited, prepared by AU Optronics Corp. on a consolidated basis
 - Large size refers to panels that are 10 inches and above in diagonal measurement
 - Blended ASP in US dollars translated from NT$ based on average exchange rates announced by
   Directorate General of Customs, ROC Ministry of Finance for each respective quarter

                            Consolidated Large Panel
                             Shipments & ASP by Unit

 - Unaudited, prepared by AU Optronics Corp. on a consolidated basis
 - Large size refers to panels that are 10 inches and above in diagonal measurement
 - Blended ASP in US dollars translated from NT$ based on average exchange rates announced by
   Directorate General of Customs, ROC Ministry of Finance for each respective quarter

                             Consolidated Shipments & ASP by Area

 - Unaudited, prepared by AU Optronics Corp. on a consolidated basis
 - ASP per square meter in US dollars were translated based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance for each respective quarter

                           Consolidated Small & Medium Panel
                              Shipments & Revenues

 - Unaudited, prepared by AU Optronics Corp. on a consolidated basis
 - Small & Medium size refers to panels that are under 10 inches in diagonal measurement

                        Installed Capacity by Fab

                    Substrate           12/2005         3/2006(F)         12/2006(F)
   FAB              Size (mm)         Capacity (a)      Capacity (a)      Capacity (a)
                                      5,000 LTPS        5,000 LTPS         25,000 LTPS
   L3  (G3.5)       610 x 720         65,000 a-Si       65,000 a-Si        40,000 a-Si
   L5  (G3.5)       600 x 720            60,000         60,000             60,000
   L6  (G4.0)       680 x 880            60,000         60,000             60,000
   L8A (G5.0)       1100 x 1250          50,000         50,000             50,000
   L8B (G5.0)       1100 x 1300          70,000         70,000             70,000
   L8C (G5.0)       1100 x 1300          60,000         60,000            120,000
   L10 (G6.0)       1500 x 1850          60,000         75,000            120,000
   L11 (G7.5)       1950 x 2250            n.a.          n.a.              10,000

(a)   Monthly capacity based on glass substrate input

                                  www.auo.com
                                   ir@auo.com

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
December 31, 2005 and 2004
(Expressed in Millions of new Taiwan Dollars (NTD) and U.S. Dollars (USD) )

o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o
	December 31, 2005						December 31, 2004				YoY

ASSETS o	USD o	o	NTD o	o	% o	o	NTD o	o	% o	o	Change o	o	% o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Cash and Cash Equivalents o	801 o	o	26,263 o	o	8.0 o	o	17,798 o	o	7.7 o	o	8,466 o	o	47.6 o	o
Short-term Investment o	48 o	o	1,587 o	o	0.5 o	o	1,587 o	o	0.7 o	o	0 o	o	0.0 o	o
Notes & Accounts Receivables o	1,299 o	o	42,615 o	o	12.9 o	o	20,718 o	o	9.0 o	o	21,897 o	o	105.7 o	o
Inventories o	584 o	o	19,167 o	o	5.8 o	o	15,885 o	o	6.9 o	o	3,282 o	o	20.7 o	o
Other Current Financial Assets o	34 o	o	1,114 o	o	0.3 o	o	603 o	o	0.3 o	o	511 o	o	84.7 o	o
Other Current Assets o	155 o	o	5,094 o	o	1.5 o	o	3,157 o	o	1.4 o	o	1,937 o	o	61.4 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Total Current Assets o	2,922 o	o	95,841 o	o	29.1 o	o	59,747 o	o	25.9 o	o	36,094 o	o	60.4 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Long-term Investments o	162 o	o	5,318 o	o	1.6 o	o	5,951 o	o	2.6 o	o	(633 o	) o	(10.6 o	) o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Fixed Assets o	9,575 o	o	314,056 o	o	95.2 o	o	221,987 o	o	96.2 o	o	92,069 o	o	41.5 o	o
Less Accumulated Depreciation o	(2,833 o	) o	(92,929 o	) o	(28.2 o	) o	(62,244 o	) o	(27.0 o	) o	(30,686 o	) o	49.3 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Net Fixed Assets o	6,742 o	o	221,127 o	o	67.0 o	o	159,743 o	o	69.2 o	o	61,384 o	o	38.4 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Other Assets o	229 o	o	7,511 o	o	2.3 o	o	5,253 o	o	2.3 o	o	2,257 o	o	43.0 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Total Assets o	10,055 o	o	329,796 o	o	100.0 o	o	230,694 o	o	100.0 o	o	99,102 o	o	43.0 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
LIABILITIES o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Short-term Borrowings o	0 o	o	0 o	o	0.0 o	o	6,183 o	o	2.7 o	o	(6,183 o	) o	(100.0 o	) o
Accounts Payable o	1,540 o	o	50,519 o	o	15.3 o	o	27,880 o	o	12.1 o	o	22,639 o	o	81.2 o	o
Current Installments of Long-term Liabilities o	300 o	o	9,833 o	o	3.0 o	o	7,084 o	o	3.1 o	o	2,748 o	o	38.8 o	o
Other Current Liabilities o	900 o	o	29,506 o	o	8.9 o	o	12,453 o	o	5.4 o	o	17,053 o	o	136.9 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Total Current Liabilities o	2,740 o	o	89,858 o	o	27.2 o	o	53,601 o	o	23.2 o	o	36,257 o	o	67.6 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Long-term Borrowings o	2,193 o	o	71,940 o	o	21.8 o	o	40,334 o	o	17.5 o	o	31,606 o	o	78.4 o	o
Bonds Payable o	366 o	o	12,000 o	o	3.6 o	o	6,000 o	o	2.6 o	o	6,000 o	o	100.0 o	o
Other Liabilities o	5 o	o	178 o	o	0.1 o	o	194 o	o	0.1 o	o	(16 o	) o	(8.0 o	) o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Total Liabilities o	5,304 o	o	173,977 o	o	52.8 o	o	100,129 o	o	43.4 o	o	73,848 o	o	73.8 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
SHAREHOLDERS' EQUITY o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Common Stock o	1,778 o	o	58,305 o	o	17.7 o	o	49,580 o	o	21.5 o	o	8,725 o	o	17.6 o	o
Capital Surplus o	1,758 o	o	57,664 o	o	17.5 o	o	45,165 o	o	19.6 o	o	12,499 o	o	27.7 o	o
Retained Earnings o	1,210 o	o	39,673 o	o	12.0 o	o	36,273 o	o	15.7 o	o	3,400 o	o	9.4 o	o
Cumulative Translation Adjustment o	2 o	o	59 o	o	0.0 o	o	(202 o	) o	(0.1 o	) o	261 o	o	(129.3 o	) o
Treasury Stock o	0 o	o	0 o	o	0.0 o	o	(251 o	) o	(0.1 o	) o	251 o	o	(100.0 o	) o
Minority Interest o	4 o	o	117 o	o	0.0 o	o	0 o	o	0.0 o	o	117 o	o	—	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Total Stockholders' Equity o	4,751 o	o	155,819 o	o	47.2 o	o	130,566 o	o	56.6 o	o	25,254 o	o	19.3 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Total Liabilities & Stockholders' Equity o	10,055 o	o	329,796 o	o	100.0 o	o	230,694 o	o	100.0 o	o	99,102 o	o	43.0 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into U.S. dollars at the exchange rate of NT$32.80 per US dollar as of December 31, 2005

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 2005 and 2004
(Expressed in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD) except for per share amounts and shares outstanding)

o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o
Years ended December 31

o	2005 USD o	o	2005 NTD	o	% of Sales o	o	2004 NTDo	o	YoY Chg % o	o
o	o	o	o	o	o	o	o	o	o	o
Net Sales o	6,628 o	o	217,388 o	o	100.0 o	o	168,112 o	o	29.3 o	o
Cost of Goods Sold o	5,718 o	o	187,540 o	o	86.3 o	o	128,468 o	o	46.0 o	o
o	o	o	o	o	o		o	o	o	o
Gross Profit o	910 o	o	29,848 o	o	13.7 o	o	39,643 o	o	(24.7 o	) o
o	o	o	o	o	o	o	o	o	o	o
Operating Expenses o	o	o	o	o	o	o	o	o	o	o
SG&A o	243 o	o	7,977 o	o	3.7 o	o	6,024 o	o	32.4 o	o
R&D o	149 o	o	4,882 o	o	2.2 o	o	5,012 o	o	(2.6 o	) o
o	o	o	o	o	o	o	o	o	o	o
o	392 o	o	12,859 o	o	5.9 o	o	11,036 o	o	16.5 o	o
o	o	o	o	o	o	o	o	o	o	o
Operating Income (Losses) o	518 o	o	16,989 o	o	7.8 o	o	28,607 o	o	(40.6 o	) o
o	o	o	o	o	o	o	o	o	o	o
Net Non-Operating Income (Expenses) o	(27 o	) o	(894 o	) o	(0.4 o	) o	(583 o	) o	53.3 o	o
o	o	o	o	o	o	o	o	o	o	o
Income before Income Tax o	491 o	o	16,095 o	o o	7.4 o	o	28,024 o	o	(42.6 o	) o
o	o	o	o	o	o	o	o	o	o	o
Income Tax Benefit (Expense) o	(14 o	) o	(473 o	) o	(0.2 o	) o	(61 o	) o	671.7 o	o
o	o	o	o	o	o	o	o	o	o	o
Minority interest in net loss (income) o	(0 o	) o	(6 o	) o	(0.0 o	) o	0 o	o	—	o
o	o	o	o	o	o	o	o	o	o	o
Net Income o	476 o	o	15,627 o	o	7.2 o	o	27,963 o	o	(44.1 o	) o
o	o	o	o	o	o	o	o	o	o	o
Basic Earnings Per Share o	0.08 o	o	2.77 o	o	o	o	5.82 o	o	o	o
o	o	o	o	o	o	o	o	o	o	o
Basic Earnings Per ADS(3) o	0.84 o	o	27.71 o	o	o	o	58.22 o	o	o	o
o	o	o	o	o	o	o	o	o	o	o
Weighted Average Number
of Shares Outstanding (Million)	o	o	5,639 o	o	o	o	4,803 o	o	o	o
o	o	o	o	o	o	o	o	o	o	o
	o	o	o	o	o	o	o	o	o	o

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into U.S. dollars at the exchange rate of NT$32.80 per US dollar as of December 31, 2005
(3) 1 ADR equals 10 common shares

     AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended December 31, September 30, 2005 and December 31, 2004
(Expressed in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD) except for per share amounts and shares outstanding)

o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o
	Year over Year Comparison										Sequential Comparison

o	4Q 2005 USD o	o	4Q 2005 NTD o	o	% of Sales o	o	4Q 2004 NTD o	o	YoY Chg % o	o	4Q 2005 USD o	o	4Q 2005 NTD o	o	% of Sales o	o	3Q 2005 NTDo	o	QoQ Chg % o
o	o		o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Net Sales o	2,219 o	o	72,799 o	o	100.0 o	o	39,495 o	o	84.3 o	o	2,219 o	o	72,799 o	o	100.0 o	o	59,505 o	o	22.3 o
Cost of Goods Sold o	1,726 o	o	56,616 o	o	77.8 o	o	38,113 o	o	48.5 o	o	1,726 o	o	56,616 o	o	77.8 o	o	50,229 o	o	12.7 o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Gross Profit o	493 o		16,184 o		22.2 o	o	1,383 o	o	1070.2 o	o	493 o	o	16,184 o	o	22.2 o	o	9,276 o	o	74.5 o
o	o		o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Operating Expenses o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
SG&A o	78 o	o	2,555 o	o	3.5 o	o	1,624 o	o	57.3 o	o	78 o	o	2,555 o	o	3.5 o	o	2,384 o	o	7.2 o
R&D o	35 o	o	1,138 o	o	1.6 o	o	1,686 o	o	(32.5 o	) o	35 o	o	1,138 o	o	1.6 o	o	985 o	o	15.5 o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o		o
o	113 o	o	3,693 o	o	5.1 o	o	3,311 o	o	11.5 o	o	113 o	o	3,693 o	o	5.1 o	o	3,369 o	o	9.6 o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Operating Income (Losses) o	381 o	o	12,490 o	o	17.2 o	o	(1,928 o	) o	—	o	381 o	o	12,490 o	o	17.2 o	o	5,906 o	o	111.5 o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Net Non-Operating Income (Expenses) o	(17 o	) o	(554 o	) o	(0.8 o	) o	(206 o	) o	168.9 o	o	(17 o	) o	(554 o	) o	(0.8 o	) o	(86 o	) o	541.3 o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Income before Income Tax o	364 o	o	11,936 o	o	16.4 o	o	(2,134 o	) o	—o	o	364 o	o	11,936 o	o	16.4 o	o	5,820 o	o	105.1 o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Income Tax Benefit (Expense) o	(14 o	) o	(473 o	) o	(0.7 o	) o	(92 o	) o	414.1 o	o	(14 o	) o	(473 o	) o	(0.7 o	) o	(0 o	) o	— o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Minority interest in net loss (income) o	0 o	o	2 o	o	0.0 o	o	0 o	o	—	o	0 o	o	2 o	o	0.0 o	o	1 o	o	83.8 o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Net Income (loss) o	350 o	o	11,465 o	o	15.7 o	o	(2,226 o	) o	—o	o	350 o	o	11,465 o	o	15.7 o	o	5,821 o	o	96.9 o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Basic Earnings Per Share o	0.06 o	o	2.02 o	o	o	o	(0.53 o	) o	o	o	0.06 o	o	2.02 o	o	o	o	1.05 o	o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Basic Earnings Per ADS(3) o	0.62 o	o	20.25 o	o	o	o	(5.27 o	) o	o	o	0.62 o	o	20.25 o	o	o	o	10.49 o	o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Weighted Average Number
of Shares Outstanding (Million)	o	o	5,639 o	o	o	o	4,803 o	o	o	o	o	o	5,639 o	o	o	o	5,574 o	o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o

o o o
Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP o
(2) Amounts in New Taiwan dollars were translated into U.S. dollars at the exchange rate of NT$32.80 per US dollar as of December 31, 2005 o
(3) 1 ADR equals 10 common shares o

     AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005 and 2004
(Expressed in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o
	2005				2004

o	USD o	o	NTD o	o	NTD o	o
o	o	o	o		o	o
Cash Flows from Operating Activities: o	o	o	o	o	o	o
Net Income o	476 o	o	15,621 o	o	27,963 o	o
Depreciation & Amortization o	1,052 o	o	34,493 o	o	25,309 o	o
Provision for Inventory Devaluation o	19 o	o	613 o	o	588 o	o
Investment Loss (Gain) under Equity Method o	18 o	o	589 o	o	(34 o	) o
Disposal Gain on Long-term Investment o	(4 o	) o	(121 o	) o	(32 o	) o
Changes in Working Capital & Others o	(97 o	) o	(3,189 o	) o	(4,401 o	) o
o	o	o	o	o	o	o
Net Cash Provided by Operating Activities o	1,464 o	o	48,006 o	o	49,394 o	o

Cash Flows from Investing Activities: o	o	o	o	o	o	o
Decrease in Short-term Investments o	0 o	o	0 o	o	709 o	o
Acquisition of Property, Plant and Equipment o	(2,459 o	) o	(80,652 o	) o	(81,869 o	) o
Proceeds from Disposal of Property, Plant and Equipment o	1 o	o	21 o	o	0 o	o
Increase in Long-term Equity Investments o	(8 o	) o	(266 o	) o	(5,385 o	) o
Proceeds from Disposal of Long-term Investment o	10 o	o	320 o	o	231 o	o
Increase in Restricted Cash in Bank o	(0 o	) o	(3 o	) o	0 o	o
Increase in Intangible Assets o	(85 o	) o	(2,779 o	) o	(721 o	) o
Decrease in Other Assets o	28 o	o	904 o	o	26 o	o
o	o	o	o	o	o	o
Net Cash Used in Investing Activities o	(2,514 o	) o	(82,456 o	) o	(87,010 o	) o

Cash Flows from Financing Activities: o	o	o	o	o	o	o
Increase (Decrease) in Short-term Borrowings o	(189 o	) o	(6,183 o	) o	5,882 o	o
Increase in Long-term Borrowings o	1,219 o	o	39,995 o	o	21,424 o	o
Issuance of Common Stock for Cash o	475 o	o	15,594 o	o	15,967 o	o
Cash Dividend o	(181 o	) o	(5,935 o	) o	(5,208 o	) o
Decrease in Treasury Stock o	5 o	o	178 o	o	0 o	o
Others o	(21 o	) o	(683 o	) o	(450 o	) o
o	o	o	o	o	o	o
Net Cash Provided by Financing Activities o	1,310 o	o	42,966 o	o	37,615 o	o

Effect of Exchange Rate Change on Cash o	(2 o	) o	(50 o	) o	(163 o	) o
o	o	o	o	o	o	o
Net Increase (Decrease) in Cash and Cash Equivalents o	258 o	o	8,466 o	o	(164 o	) o
o	o	o	o	o	o	o
Cash and Cash Equivalents at Beginning of Period o	543 o	o	17,798 o	o	17,962 o	o
o	o	o	o	o	o	o
Cash and Cash Equivalents at End of Period o	801 o	o	26,263 o	o	17,798 o	o
o	o	o	o	o	o	o

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into U.S. dollars at the exchange rate of NT$32.80 per US dollar as of December 31, 2005

     AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
December 31, 2005 and 2004
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o
	December 31, 2005						December 31, 2004				YoY

ASSETS o	USD o	o	NTD o	o	% o	o	NTD o	o	% o	o	Change o	o	% o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Cash and Cash Equivalents o	752 o	o	24,667 o	o	7.7 o	o	16,529 o	o	7.5 o	o	8,138 o	o	49.2 o	o
Short-term Investments o	48 o	o	1,587 o	o	0.5 o	o	1,587 o	o	0.7 o	o	0 o	o	0.0 o	o
Notes & Accounts Receivable o	1,301 o	o	42,665 o	o	13.4 o	o	20,779 o	o	9.4 o	o	21,886 o	o	105.3 o	o
Other Current Financial Assets o	33 o	o	1,075 o	o	0.3 o	o	504 o	o	0.2 o	o	571 o	o	113.3 o	o
Inventories o	503 o	o	16,508 o	o	5.2 o	o	13,794 o	o	6.2 o	o	2,714 o	o	19.7 o	o
Other Current Assets o	154 o	o	5,050 o	o	1.6 o	o	3,057 o	o	1.4 o	o	1,993 o	o	65.2 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Total Current Assets o	2,791 o	o	91,553 o	o	28.7 o	o	56,249 o	o	25.4 o	o	35,304 o	o	62.8 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Long-term Investments o	366 o	o	12,008 o	o	3.8 o	o	11,219 o	o	5.1 o	o	789 o	o	7.0 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Fixed Assets o	9,045 o	o	296,683 o	o	93.0 o	o	209,250 o	o	94.5 o	o	87,433 o	o	41.8 o	o
Less Accumulated Depreciation o	(2,698 o	) o	(88,480 o	) o	(27.7 o	) o	(60,162 o	) o	(27.2 o	) o	(28,318 o	) o	47.1 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Net Fixed Assets o	6,348 o	o	208,203 o	o	65.3 o	o	149,088 o	o	67.3 o	o	59,115 o	o	39.7 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Other Assets o	218 o	o	7,137 o	o	2.2 o	o	4,888 o	o	2.2 o	o	2,249 o	o	46.0 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Total Assets o	9,723 o	o	318,901 o	o	100.0 o	o	221,444 o	o	100.0 o	o	97,457 o	o	44.0 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
LIABILITIES o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Short-term Borrowing o	0 o	o	0 o	o	0.0 o	o	5,800 o	o	2.6 o	o	(5,800 o	) o	—	o
Accounts Payable o	1,440 o	o	47,229 o	o	14.8 o	o	25,354 o	o	11.4 o	o	21,875 o	o	86.3 o	o
Current Installments of Long-term Liabilities o	250 o	o	8,185 o	o	2.6 o	o	5,896 o	o	2.7 o	o	2,289 o	o	38.8 o	o
Other Current Liabilities o	862 o	o	28,288 o	o	8.9 o	o	11,144 o	o	5.0 o	o	17,144 o	o	153.8 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Total Current Liabilities o	2,552 o	o	83,702 o	o	26.2 o	o	48,194 o	o	21.8 o	o	35,508 o	o	73.7 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Long-term Borrowings o	2,053 o	o	67,324 o	o	21.1 o	o	36,492 o	o	16.5 o	o	30,832 o	o	84.5 o	o
Bonds Payable o	366 o	o	12,000 o	o	3.8 o	o	6,000 o	o	2.7 o	o	6,000 o	o	—	o
Other Long-term Liabilities o	5 o	o	173 o	o	0.1 o	o	192 o	o	0.1 o	o	(19 o	) o	(9.9 o	) o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Total Liabilities o	4,976 o	o	163,199 o	o	51.2 o	o	90,878 o	o	41.0 o	o	72,321 o	o	79.6 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
SHAREHOLDERS' EQUITY o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Common Stock o	1,778 o	o	58,305 o	o	18.3 o	o	49,580 o	o	22.4 o	o	8,725 o	o	17.6 o	o
Capital Surplus o	1,758 o	o	57,664 o	o	18.1 o	o	45,165 o	o	20.4 o	o	12,499 o	o	27.7 o	o
Retained Earnings o	1,210 o	o	39,673 o	o	12.4 o	o	36,273 o	o	16.4 o	o	3,400 o	o	9.4 o	o
Cumulative Translation Adjustment o	2 o	o	59 o	o	0.0 o	o	(202 o	) o	(0.1 o	) o	261 o	o	(129.2 o	) o
Treasury Stock o	0 o	o	0 o	o	0.0 o	o	(251 o	) o	(0.1 o	) o	251 o	o	(100.0 o	) o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Total Stockholders' Equity o	4,747 o	o	155,702 o	o	48.8 o	o	130,566 o	o	59.0 o	o	25,136 o	o	19.3 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Total Liabilities & Stockholders' Equity o	9,723 o	o	318,901 o	o	100.0 o	o	221,444 o	o	100.0 o	o	97,457 o	o	44.0 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into U.S. dollars at the exchange rate of NT$32.80 per US dollar as of December 31, 2005

     AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMEN
For the Years Ended December 31, 2005 and 2004 and the Three Months Ended December 31 and September 30, 200
(Expressed in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD) except for per share amounts and shares outstanding)

o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o
	Year over Year Comparison										Sequential Comparison

	2005 o			o	% of Sales	o	2004 NTD	o	YoY Chg %	o	4Q 2005 o			o	% of Saleso	o	3Q 2005 o	QoQ Chg %o
	USD o	o	NTD o								USD o	o	NTD o				NTD o
o	o	o	o	o	o		o	o	o	o	o	o	o	o	o	o	o	o
Net Sales o	6,625 o	o	217,295 o	o	100.0 o	o	164,603 o	o	32.0 o	o	2,219 o	o	72,785 o	o	100.0 o	o	59,500 o	22.3 o
Cost of Goods Sold o	5,785 o	o	189,751 o	o	87.3 o	o	125,809 o	o	50.8 o	o	1,740 o	o	57,070 o	o	78.4 o	o	50,730 o	12.5 o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Gross Profit o	840 o	o	27,544 o	o	12.7 o	o	38,794 o	o	(29.0 o	) o	479 o	o	15,715 o	o	21.6 o	o	8,770 o	79.2 o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Operating Expenses o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
SG&A o	204 o	o	6,690 o	o	3.1 o	o	5,173 o	o	29.3 o	o	68 o	o	2,234 o	o	3.1 o	o	2,108 o	6.0 o
R&D o	148 o	o	4,861 o	o	2.2 o	o	5,012 o	o	(3.0 o	) o	35 o	o	1,135 o	o	1.6 o	o	977 o	16.2 o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
o	352 o	o	11,551 o	o	5.3 o	o	10,184 o	o	13.4 o	o	103 o	o	3,370 o	o	4.6 o	o	3,085 o	9.2 o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Operating Income (Losses) o	488 o	o	15,993 o	o	7.4 o	o	28,610 o	o	(44.1 o	) o	376 o	o	12,346 o	o	17.0 o	o	5,685 o	117.2 o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Net Non-Operating Income (Expenses) o	3 o	o	107 o	o	0.0 o	o	(586 o	) o	—o	o	(12 o	) o	(408 o	) o	(0.6 o	) o	136 o	—o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Income before Income Tax o	491 o	o	16,100 o	o	7.4 o	o	28,024 o	o	(42.5 o	) o	364 o	o	11,938 o	o	16.4 o	o	5,821 o	105.1 o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Income Tax Benefit (Expense) o	(14 o	) o	(473 o	) o	(0.2 o	) o	(61 o	) o	—	o	(14 o	) o	(473 o	) o	(0.7 o	) o	0 o	—
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Net Income o	476 o	o	15,627 o	o	7.2 o	o	27,963 o	o	(44.1 o	) o	350 o	o	11,465 o	o	15.8 o	o	5,821 o	97.0 o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Basic Earnings Per Share o	0.08 o	o	2.77 o	o	o	o	5.82 o	o	o	o	0.06 o	o	2.02 o	o	o	o	1.05 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Basic Earnings Per ADS(3) o	0.84 o	o	27.71 o	o	o	o	58.22 o	o	o	o	0.62 o	o	20.25 o	o	o	o	10.49 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o
Weighted Average Number
of Shares Outstanding (Million)	o	o	5,639 o	o	o	o	4,803 o	o	o	o	o	o	5,639 o	o	o	o	5,574 o	o
o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o	o

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into U.S. dollars at the exchange rate of NT$32.80 per US dollar as of December 31, 2005
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004
(Expressed in Millions of New Taiwan dollars (NTD) and US dollars (USD))

o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o o
	2005				2004

o	USD o	o	NTD o	o	NTD o	o
o	o	o	o	o	o	o
Cash Flows from Operating Activities: o	o	o	o	o	o	o
Net Income o	476 o	o	15,627 o	o	27,963 o	o
Depreciation & Amortization o	984 o	o	32,259 o	o	23,816 o	o
Provision for Inventory Devaluation o	8 o	o	277 o	o	560 o	o
Disposal Gain on LT Investment o	(3 o	) o	(106 o	) o	(32 o	) o
Investment Loss (Gain) under Equity Method o	(9 o	) o	(308 o	) o	170 o	o
Changes in Working Capital & Others o	(72 o	) o	(2,350 o	) o	(4,543 o	) o
o	o	o	o	o	o	o
Net Cash Provided by Operating Activities o	1,384 o	o	45,398 o	o	47,934 o	o

Cash Flows from Investing Activities: o	o	o	o	o	o	o
Decrease in Short-term Investments o	0 o	o	0 o	o	558 o	o
Acquisition of Property, Plant and Equipment o	(2,347 o	) o	(76,993 o	) o	(76,155 o	) o
Proceeds from Disposal of Property, Plant and Equipment o	12 o	o	403 o	o	318 o	o
Increase in Long-term Equity Investments o	(13 o	) o	(417 o	) o	(8,774 o	) o
Proceeds from Disposal of Long-term Investment o	9 o	o	297 o	o	231 o	o
Increase in Restricted Cash in Bank o	(0 o	) o	(3 o	) o	0 o	o
Increase in Intangible Assets o	(109 o	) o	(3,586 o	) o	(483 o	) o
Decrease (Increase) in Other Assets o	27 o	o	882 o	o	(93 o	) o
o	o	o	o	o	o	o
Net Cash Used in Investing Activities o	(2,421 o	) o	(79,416 o	) o	(84,398 o	) o

Cash Flows from Financing Activities: o	o	o	o	o	o	o
Decrease (Increase) in Short-term Borrowings o	(177 o	) o	(5,800 o	) o	5,800 o	o
Increase in Long-term Borrowings o	1,182 o	o	38,762 o	o	20,446 o	o
Issuance of Common Stock for Cash o	475 o	o	15,594 o	o	15,967 o	o
Cash Dividends o	(181 o	) o	(5,935 o	) o	(5,208 o	) o
Decrease in Treasury Stock o	5 o	o	178 o	o	0 o	o
Others o	(21 o	) o	(687 o	) o	(451 o	) o
o	o		o	o	o	o
Net Cash Provided by Financing Activities o	1,284 o	o	42,112 o	o	36,554 o	o

Effect of Exchange Rate Change on Cash o	1 o	o	45 o	o	(186 o	) o
o	o	o	o	o	o	o
Net Increase (Decrease) in Cash and Cash Equivalents o	248 o	o	8,139 o	o	(96 o	) o
o	o	o	o	o	o	o
Cash and Cash Equivalents at Beginning of Period o	504 o	o	16,529 o	o	16,624 o	o
o	o	o	o	o	o	o
Cash and Cash Equivalents at End of Period o	752 o	o	24,667 o	o	16,529 o	o
o	o	o	o	o	o	o

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into U.S. dollars at the exchange rate of NT$32.80 per US dollar as of December 31, 2005